UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2000

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox, Incorporated Employee Savings and Investment Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2000 and 1999                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2000 and 1999                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2000                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2000                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Lenox, Incorporated Employee
    Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox, Incorporated Employee Savings and Investment Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 3, 2001

            Lenox, Incorporated Employee Savings and Investment Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                       $45,007,159             --       $45,007,159    $49,975,733             --        $49,975,733
   Investment contract and
    money market portfolios            14,741,934             --        14,741,934     15,978,814             --         15,978,814
   Brown-Forman Corporation
    Class B common stock                  554,326         $ 637,758      1,192,084        573,087         $ 643,933       1,217,020
   Loans to participants                2,232,136             --         2,232,136      2,140,290             --          2,140,290
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                       62,535,555           637,758     63,173,313     68,667,924           643,933      69,311,857
Employers' contributions receivable       876,544             --           876,544        434,392             --            434,392
Employees' contributions receivable       263,665             --           263,665        269,041             --            269,041
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits     $63,675,764         $ 637,758    $64,313,522    $69,371,357         $ 643,933     $70,015,290
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

            Lenox, Incorporated Employee Savings and Investment Plan
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2000 and 1999

                                                          2000                                            1999
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                        $ 1,926,319             --       $ 1,926,319    $ 1,870,735             --        $ 1,870,735
      Employee                          4,152,435             --         4,152,435      4,095,005             --          4,095,005
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                        6,078,754             --         6,078,754      5,965,740             --          5,965,740

   Interest income                      1,016,985             --         1,016,985      1,022,714             --          1,022,714
   Dividend income                        373,320          $ 12,381        385,701        381,156          $ 13,981         395,137
   Net appreciation in fair value           --               77,326         77,326     10,633,087             --         10,633,087
   Net transfers from Lenox,
    Incorporated Retail Savings
    and Investment Plan                     --                --             --             4,474             --              4,474
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                   7,469,059            89,707      7,558,766     18,007,171            13,981      18,021,152
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by particpants           8,250,153            95,882      8,346,035      4,807,474            86,223       4,893,697
   Net depreciation in fair value       4,806,441             --         4,806,441          --              235,790         235,790
   Net transfers to Brown-Forman
    Corporation Savings Plan              104,677             --           104,677        411,194             --            411,194
   Net transfers to Hartmann Employee
    Savings and Investment Plan             --                --             --            38,601             --             38,601
   Net transfers to Lenox,
    Incorporated Retail Savings
    and Investment Plan                     3,381             --             3,381          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                 13,164,652            95,882     13,260,534      5,257,269           322,013       5,579,282
                                      -----------    --------------    -----------    -----------    --------------     -----------

Net increase (decrease)                (5,695,593)          (6,175)    (5,701,768)     12,749,902          (308,032)     12,441,870

Net assets available for benefits:
   Beginning of year                   69,371,357           643,933     70,015,290     56,621,455           951,965      57,573,420
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                        $63,675,764          $637,758    $64,313,522    $69,371,357          $643,933     $70,015,290
                                      ===========    ==============    ===========    ===========    ==============     ===========

    The accompanying notes are an integral part of the financial statements.

            Lenox, Incorporated Employee Savings and Investment Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox, Incorporated Employee Savings and Investment Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of Lenox, Incorporated (the Company) and salaried and nonunion hourly employees of the Company's subsidiaries who are not members of a collective bargaining unit nor eligible to participate in the Lenox, Incorporated Retail Savings and Investment Plan. An employee becomes eligible to participate in the Plan after completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,500
          ($10,000 in 1999). New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan. The Company's matching contribution is equal to 75% of the participant's elective deferral for the first 5% of the participant's annual compensation.

          Each participant's account is credited with the participant's contribution and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $33,187 and $30,802 for 2000 and 1999, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Paysop Fund: This nonparticipant directed fund consists of company contributions of Class B nonvoting common stock of Brown-Forman Corporation. Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan; however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

       d. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       e. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the participant directed portion of the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest of the participant directed funds in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

          In addition, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. Participant loans are valued at cost which approximates fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2000                              1999
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Mutual funds, investment contract
        portfolio and stock fund:
          Janus Worldwide Fund                  104,470     $ 5,940,137            93,085     $ 7,114,484
          Fidelity Magellan Fund                149,425      17,826,382           161,317      22,040,789
          Fidelity Equity-Income Fund           168,072       8,980,063           189,070      10,111,480
          Fidelity Growth Company                75,375       5,384,062            55,430       4,672,780
          Managed Income Portfolio           12,990,349      12,990,349        13,703,805      13,703,805
          Brown-Forman Corporation Class B
           Common Stock Fund                     50,349         554,326            60,199         573,087
          Other investments                   2,053,145      10,860,236         2,519,831      10,451,499

       Common stock:
          Brown-Forman Corporation
           Class B common stock*                 57,924         637,758            67,639         643,933
                                                             ----------                        ----------
                                                            $63,173,313                       $69,311,857
                                                             ==========                        ==========
          *Nonparticipant directed

       During 2000 and 1999, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2000                1999
                                         ----------          ----------
       Mutual funds                     $(4,937,641)        $10,650,548
       Brown-Forman Corporation
        Class B Common Stock Fund           131,200             (17,461)
                                         ----------          ----------
                                         (4,806,441)         10,633,087
       Brown-Forman Corporation
        Class B common stock                 77,326            (235,790)
                                         ----------          ----------
                                        $(4,729,115)        $10,397,297
                                         ==========          ==========

 4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated May 20, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company.

            Lenox, Incorporated Employee Savings and Investment Plan
                            Plan #003 EIN #21-0498476
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2000


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,                       Current
  Lessor or Similar Party          Collateral, Par or Maturity Value          Cost         Value
----------------------------      -----------------------------------       --------    -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity        --       $ 1,788,827
Janus Enterprise Fund           Mutual fund, variable rate and maturity        --         1,907,614
Janus Worldwide Fund            Mutual fund, variable rate and maturity        --         5,940,137
PIMCO Total Return Fund         Mutual fund, variable rate and maturity        --           706,496
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity        --        17,826,382
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity        --         8,980,063
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity        --         5,384,062
Fidelity Asset Manager*         Mutual fund, variable rate and maturity        --         2,294,312
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                  --         1,751,585
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                             --        12,990,349
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity        --           179,266
Brown-Forman Corporation*       Class B common stock fund                      --           554,326
Brown-Forman Corporation*       Class B common stock                        $169,114        637,758
Participant loans*              Loans, 8%-10% rates, variable maturity         --         2,232,136
                                                                                        -----------
                                                                                        $63,173,313
                                                                                        ===========

*Party-in-interest to the Plan


            Lenox, Incorporated Employee Savings and Investment Plan
                            Plan #003 EIN #21-0498476
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2000


                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox, Incorporated Employee Savings and Investment Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


LENOX, INCORPORATED EMPLOYEE SAVINGS AND INVESTMENT PLAN

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 25, 2001

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 3, 2001 relating to the financial statements and supplemental schedules of the Lenox, Incorporated Employee Savings and Investment Plan as of and for the years ended December 31, 2000 and 1999 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2001
                                       13